November 23, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:    Edward M. Kelly, Pamela A. Long, Jenn Do and Jeanne K. Baker

RE:	H&E Equipment Services, Inc. Amendment No. 1 to the Registration Statement on Form S-1 File No. 333-128996

Ladies and Gentlemen:

        H&E Equipment Services, Inc. (the "Company") has today filed with the Securities and Exchange Commission (the "Commission") Amendment No. 1 ("Amendment No. 1") to its Registration Statement on Form S-1 (Registration No. 333-128996). On behalf of the Company, we respond to the comments raised by the staff (the "Staff") of the Commission in the letter dated November 10, 2005 from Ms. Pamela A. Long to Mr. John M. Engquist. For your convenience, the Staff's comments are included in this letter and are followed by the applicable response.

Form S-1 General

1.
We note that non-Rule 430A information is omitted throughout the S-1. To the extent practicable, complete the information before you amend the S-1.

Response:

        To the extent practicable, the Company has added non-Rule 430A information in Amendment No. 1.

2.
If you intend to include artwork in the registration statement, submit the artwork for our review before the registration statement's effectiveness. For any artwork included in the registration statement:

  •
  Ensure that the artwork does not serve as a substitute for or as a supplement to the prospectus' summary and business sections.

  •
  Ensure that any graphical presentation and accompanying text provide a balanced view of H&E Equipment Services and its business.

Response:

        The Company notes the Staff's comment and will supplementally provide to Staff any artwork to be included in the printed preliminary prospectus. The Company anticipates that this artwork will consist of pictures of certain equipment rented and/or sold by the Company and a map showing the Company's locations.

Outside Front Cover Page

3.
We note that you omit an estimated price range for the offering. You may omit an estimated price range in the first amendment, provided you give us adequate time to review the registration statement with the estimated price range in it before requesting acceleration of the registration statement's effectiveness. We consider estimated price ranges of up to $2.00 if under $20.00 or 10% if over $20.00 to be a good faith estimate for purposes of requirements under the Securities Act. Further, confirm that you will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers. See Item 501(b)(3) of Regulation S-K and the item's instructions.

Response:

        The Company will include an estimated price range in a subsequent pre-effective amendment and in the preliminary prospectus distributed to prospective purchasers.

Industry and Market Data; Non-GAAP Financial Measures; Trademarks, page i

4.
Move the paragraphs regarding industry and market data, non-GAAP financial measures and trademarks so that they follow the summary and risk factors sections. See Item 502 of Regulation S-K and section IV.B. of Release No. 33-7497.

Response:

        The requested change has been made.

Non-GAAP Financial Measures, page i

5.
We note your use of non-GAAP financial measures. We have the following comments:

  •
  Please describe how you use EBITDA to evaluate performance of your operating segments given your disclosures in Note 18 that your segment measure is gross profit.

  •
  You describe the limitations associated with the use of the non-GAAP measure EBITDA as a cash flow and liquidity measure; however, you indicate you use it as a performance measure. Revise your discussions to address the material limitations associated with the use of your non-GAAP financial measure, consistent with how you use such measure. As such, you should describe the material limitations associated with any performance measure that does not include interest, taxes, depreciation and amortization.

  •
  Discuss the manner in which you compensate for these limitations when using the non-GAAP financial measure.

          Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, available at www.sec.gov.

Response:

  •
  The Company has revised its disclosure to reflect its use of EBITDA to evaluate the overall performance of its business, and not the performance of operating segments.

  •
  The Company believes that the material limitations associated with EBITDA as a performance measure have been described, and also believes that it is important to inform prospective purchasers of the other limitations associated with EBITDA generally.

  •
  The requested disclosure has been added.

Summary, page 1

6.
Disclosure in the Summary and Business sections that the regions in which H&E Equipment Services operates "are minimally impacted by seasonality" appears inconsistent with disclosure in the seventh risk factor and elsewhere that H&E Equipment Services' sales and rental activity tends to be lower in the winter. Please reconcile the disclosures.

Response:

        The Company has revised the disclosures as requested on pages 4, 61, 69, and 71 of Amendment No. 1.

Risk Factors, page 12

7.
This section's first paragraph states that "Additional risks and uncertainties not presently known to us or that are currently deemed immaterial may also impair our business, financial condition and operating results." Since H&E Equipment Services must disclose all risks that it believes are material, delete this sentence.

Response:

        The Company has amended its disclosure to state that all risks it believes are material are described. However, the Company believes that it is also important to inform prospective purchasers that there may be additional risks of which it is not currently aware, and further that currently immaterial risks could become material.

8.
Include in each risk factor's discussion information necessary to assess the risk, including its magnitude. For example:

  •
  The second risk factor states that H&E Equipment Services will require a significant amount of cash to service its indebtedness. Quantify the amount of cash that H&E Equipment Services will require to service its indebtedness on a during the next 12 months.

  •
  The fourth risk factor states that H&E Equipment Services is subject to a court's judgment that could have an adverse effect on its business. Update the disclosure to discuss the consequences or effects of the denial of H&E Equipment Services' appeal by the Court of Appeals of North Carolina on October 18, 2005.

  •
  The tenth risk factor states that H&E Equipment Services' rental fleet is subject to residual value risk upon disposition. Include quantitative data, if available, that illustrate H&E Equipment Services' experience in disposing of its rental fleet in order to convey the importance of this risk. As you have identified this as a material risk, it seems appropriate that you should elaborate upon it and the impact it has and is likely to have on your financial condition and results of operations in MD&A as well.

Response:

        The Company notes the Staff's comment and has revised disclosure as appropriate.

    •
    The requested disclosure has been added.

    •
    The Company has deleted this risk factor.

    •
    The disclosure has been revised as appropriate on page 16 of Amendment No. 1.

9.
Since the financial statements of H&E LLC are included in the registration statement, provide risk factor disclosure about the ineffectiveness of the disclosure controls and procedures of H&E LLC as of December 31, 2004, if you believe any material risk to new investors results therefrom. We note the disclosure in the thirtieth risk factor about H&E Equipment Services' internal controls on a prospective basis.

Response:

        The Company has added risk factor disclosure on pages 21-22 of Amendment No. 1. Although the Company does not believe that any material risk to new investors results from the prior ineffectiveness of its disclosure controls, the Company believes that it is good disclosure to inform prospective purchasers accordingly.

10.
We note your disclosure in the risk factor entitled "We are subject to a court's judgment that could have an adverse effect on our business" on page 14, in Note 14 on page F-27 and elsewhere in the prospectus that "while we are appealing this judgment, we believe that even if there is a reduction in the amount of damages awarded to the plaintiff on appeal, the judgment could have an adverse effect on our business." We understand that you have already accrued $17.4M for the loss, and that you have posted a letter of credit in connection with the appeal. Please elaborate on how the judgment, or any reduced judgment, could have an adverse effect on your business, here and elsewhere in the document where similar disclosure appears.

Response:

        The Company has deleted the referenced risk factor and has revised its disclosure on pages 51-52, 55, 74, F-27 and F-48 of the prospectus.

11.
In the risk factor entitled "Our new equipment suppliers may appoint additional distributors...", please clarify the nature of the "exclusive responsibility" you have for selected markets, given that you also state that the manufacturers retain the right to appoint additional dealers and sell directly to national accounts and governmental agencies.

Response:

        The disclosure has been revised as appropriate on page 15 of Amendment No. 1.

12.
Ensure that each risk you include describes a meaningful, material risk. Speculative disclosure about any risk that could possibly materialize is not helpful to investors. For example, the disclosure under "Our rental fleet is subject to residual value risk upon disposition" on page 16 does not seem to present a material risk given that you disclose on page 62 that for 2004, you sold used equipment from your rental fleet at an average selling price of 130.3% of book value. Similarly, we question whether disclosure under "We could be adversely affected by environmental and safety requirements..." on page 19 is really a material risk given disclosure on page 68 that you "do not expect to incur material capital expenditures for environmental controls or compliance." Please remove these items as risk factors or revise them to clarify why they present a meaningful risk. Review and revise as necessary other risk factors to comply with this comment.

Response:

        The Company notes the Staff's comment and believes that the risk factor disclosures describe meaningful, material risks.

        With respect to the risk factor entitled "Our rental fleet is subject to residual value risk upon disposition," the disclosure has been revised as appropriate on page 16 of Amendment No. 1.

        With respect to the risk factor entitled "We could be adversely affected by environmental and safety requirements...", the Company believes that, although it does not expect to incur material capital expenditures in this regard, due to the nature of environmental laws and attendant liabilities there nonetheless exists a meaningful, material risk to investors that environmental and safety requirements could have a significant adverse effect on the Company.

Dilution, page 27

13.
We note that the comparative table excludes shares issuable upon exercise of options that H&E Equipment Services expects to grant under its proposed stock incentive plan. The requirement for including shares subject to options in the comparative table pertains also to any shares that directors, officers, promoters, and affiliated persons "have the right to acquire." See Item 506 of Regulation S-K. Revise so that the table includes all shares that directors, officers, promoters, and affiliated persons have the right to acquire. We note the disclosure in the first full paragraph on page 79.

Response:

        The Company supplementally informs the Staff that no persons have the right to acquire shares of the Company under the stock incentive plan at this time. The stock incentive plan has not yet been adopted by the Company and any grants under the stock incentive plan will not occur until the consummation of the offering or thereafter.

Unaudited Pro Forma Consolidated Financial Data, page 28

14.
Clarify in the headnotes to your pro forma consolidated financial data that the pro forma results for the year ended December 31, 2004 was materially impacted by Eagle LLC's $13.5 million gain on debt restructuring and that future results will not reflect such material nonrecurring charges.

Response:

        The requested disclosure has been added on page 29 of Amendment No. 1.

15.
Clarify in the headnotes to your pro forma consolidated financial data the ownership interests in Eagle held by Mr. Bagley, your Chairman, and Mr. Sharp, one of your executives.

Response:

        The requested disclosure has been added on page 29 of Amendment No. 1.

16.
Please remove your non-GAAP financial measures and other data from the face of your pro forma financial information on pages 31-32. Refer to Item 10(e)(ii)(D) of Regulation S-K and Rule 11-02 of Regulation S-X.

Response:

        The requested deletion has been made.

17.
We note your pro forma condensed statement of operations does not disclose income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction. In this regard, please revise your pro forma financials to present such a line item and highlight that the one-time payment of approximately $8.0 million to the affiliates of BRS as described in note (5) on page 33 has not been included in these pro forma condensed statement of operations. Refer to Rule 11-02(b)(5) of Regulation S-X.

Response:

        The Company supplementally advises the Staff that the pro forma condensed statement of operations does include the disclosure of income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction. The Company has added a clarifying footnote to highlight that the one-time payment of approximately $8.0 million to the affiliates of BRS as described in Note (7) on page 36 of the prospectus has not been included in the pro forma condensed statement of operations.

Note (10) to the Unaudited Pro Forma Condensed Combined Statements of Operations

18.
We note that Eagle High Reach Equipment, Inc. has historically elected under the Internal Revenue Code to be taxed as an "S" Corporation. Expand your disclosure to address whether the Company can/will continue to make this election and if not, what impact it will have on its current and future income tax provisions.

Response:

        Upon consummation of the acquisition of Eagle, Eagle will cease to be taxed as an "S" Corporation. This will not have a pro forma impact on the Company's current and future income tax positions. However, the Company is in the process of evaluating any potential pro forma income tax effect resulting from the proposed Eagle acquisition and the reorganization transactions generally. The Company has revised the disclosure to Note (12) as requested on page 36 of the prospectus.

Note (2) to the Unaudited Pro Forma Condensed Combined Balance Sheet and Note (15) to the Unaudited Pro Forma Condensed Combined Statements of Operations

19.
We note, as indicated on page F-67, the minority interest reflected on Eagle High Reach Equipment's balance sheet and statement of operations results from its 50% ownership interest in Eagle LLC which it consolidates in accordance with FIN 46R. Revise your disclosure to clarify how your acquisition of Eagle High Reach eliminates its minority interest related to Eagle LLC. Specifically address how you applied the guidance set forth in FIN 46R.

Response:

        The disclosure has been revised as requested in Note (15) on page 36 of the prospectus. Eagle Inc holds a 50% ownership interest in its subsidiary, Eagle LLC. We will acquire 100% of the stock of Eagle Inc., and 100% of the equity interests of Eagle LLC. As a result, we would have a controlling financial interest in Eagle LLC. Both Eagle Inc. and Eagle LLC will be consolidated into our financial statements. Thus, FIN 46R is not applicable.

20.
Please describe the factors that contributed to a purchase price that resulted in the recognition of goodwill. Refer to paragraph 51b of SFAS 141.

Response:

        The requested disclosure has been added in Note (2)(b) on page 31 of Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

21.
For any credit facility or other financial instrument that requires H&E Equipment Services to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are. Also indicate whether H&E Equipment Services is in compliance with them. We note the disclosure in the third risk factor.

Response:

        The Company has revised its disclosure as appropriate on pages 59 and 98 of Amendment No. 1. Further, the Company respectfully points the Staff to its disclosure on page 59 of Amendment No. 1 that "As of June 30, 2005 and December 31, 2004, we were in compliance with the financial covenants in place at those respective times." The Company has revised the disclosure on page 59 of Amendment No. 1 to state that it was in compliance with its financial covenants as of September 30, 2005.

22.
The information in the table regarding the types of rental equipment units you have and the percentages of total units that each type of unit comprises is not consistent with similar disclosure on page 61 in the Business section. Please reconcile.

Response:

        The disclosure has been revised as requested on pages 64-65 of Amendment No. 1.

Critical Accounting Policies, page 43

23.
We note your rental equipment makes up approximately 60% of your total assets at December 31, 2004. Given the significance of these assets, we believe that it is appropriate to include a discussion of your accounting for these assets within Critical Accounting Policies. Please provide a sensitivity analysis such that a reader would understand the impact of a 5-year change in useful life for each category of equipment as well as a 5% change in salvage value on your results of operations.

Response:

        A sensitivity analysis for the impact of a 2-year change in useful life for each category of equipment as well as a 5% change in salvage value where applicable has been added to page 46 of Amendment No. 1. The Company notes that the Staff's request was a 5-year change in useful life; however, the Company believes a 5-year change would not provide a meaningful analysis due to the overall short economic lives of the equipment.

Business, page 60

24.
Disclosure in the first full paragraph on page 65 indicates that H&E Equipment Services' customer relationship management system is currently being implemented. State the known or estimated completion date for the implementation.

Response:

        The disclosure has been revised as requested on page 68 of Amendment No. 1.

25.
Your risk factor on page 16 entitled "Our new equipment suppliers may appoint additional distributors..." suggests that your distribution agreements with OEMs typically give you "exclusive" responsibility for selected markets. Please elaborate on the material terms of your typical agreements in this section. For example, you should discuss the exclusive nature of those contracts and clarify the limitations on exclusivity that are suggested by the risk factor. Also disclose whether the contracts are for any particular term and that the contracts can generally be terminated by the suppliers without cause. If you are substantially dependent upon any particular contract, please file it as an exhibit to the registration statement.

Response:

        The disclosure has been revised as appropriate on page 65 of Amendment No. 1.

26.
Expand the disclosure under "Competition" on page 68 to address these items:

  •
  If H&E Equipment Services knows or has reason to know that one or a small number of competitors is dominant in the industry, identify the competitors.

  •
  If negative factors pertaining to H&E Equipment Services' competitive position exist, explain the factors if they are known or reasonably available to H&E Equipment Services.

  See Item 101(c)(1)(x) of Regulation S-K.

Response:

  •
  The Company believes that there are numerous competitors and does not deem one or a few competitors to be dominant. However, the Company has revised its disclosure on page 71 to identify examples of a few national rental companies.

  •
  The disclosure has been revised as requested on page 71 of Amendment No. 1.

Management, page 72

27.
In the biographical paragraph of Mr. Bradley W. Barber, describe briefly his business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Response:

        The requested disclosure has been added on pages 75-76 of Amendment No. 1.

28.
Disclosures under "Committees of Our Board of Directors" indicate that:

  •
  The board of directors will nominate a third director to the audit committee.

  •
  The board of directors will nominate a third director to the compensation committee.

  •
  The board of directors will designate a corporate governance and nominating committee that will consist of three members.

  Specify when the board of directors will take these actions.

Response:

        The requested disclosure has been added on pages 77-78 of Amendment No. 1.

29.
Expand the disclosure in the third paragraph under "Deferred Compensation Plans" on page 79 to identify the persons to whom the compensation is owed.

Response:

        The requested disclosure has been added on page 83 of Amendment No. 1.

Stock Incentive Plan, page 77

30.
As indicated in the last paragraph of this section, we note that you intend to grant options to your employees in connection with the consummation of this offering. Disclose the exercise price of the options to be granted to employees and address whether or not the exercise price will be less than the IPO price of the common shares being offered. In the event that the exercise price is anticipated to be less than the IPO price, expand your disclosures to address any material stock compensation costs herein and in the pro forma financial statements.

Response:

        As explained in the response to comment 13 above, the stock incentive plan has not yet been adopted by the Company and that any grants under the stock incentive plan will not occur until the consummation of the offering or thereafter. Accordingly, the exercise price has not been determined and will not be determined until the time of the grant. The Company respectfully refers the Staff to its disclosure on page 82 of Amendment No. 1 stating that in no event may the exercise price of any options granted under the plan be less than the fair market value of the underlying shares on the date of grant.

31.
Please file the stock incentive plan as an exhibit to the registration statement.

Response:

        The Company will file the stock incentive plan as an exhibit to the Registration Statement once it adopts the plan.

Principal Stockholders, page 80

32.
Please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by each of the BRS entities. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov, and revise appropriately.

Response:

        The Company notes that the telephone interpretation referenced above is applicable to selling shareholders under Item 507 of Regulation S-K. However, this offering does not include any selling shareholders. Furthermore, the Company believes that the disclosure regarding the principal stockholders is appropriate, customary and in conformity with Item 403 of Regulation S-K.

33.
The information in the tables presented in this section seems to depict the beneficial ownership of units of H&E Holdings, as H&E Equipment's financial statements suggest that all of its outstanding units were converted in 2002 and it is now wholly-owned by H&E Holdings. For clarity, please amend the heading of these tables to indicate that they depict ownership of H&E Holdings' units. Please also update the table to include information as of the most recent practicable date.

Response:

        The disclosure has been revised as requested on pages 84 and 85 of Amendment No. 1.

Related Party Transactions, page 83

34.
Expand the disclosure in the last sentence under "Management Agreement and Transaction Fees" on page 84 to specify the dollar amount of accrued management fees and expenses.

Response:

        The requested disclosure has been added on page 89 of Amendment No. 1.

35.
Expand the disclosure in the first full paragraph on page 88 to specify the commission received by Perkins-McKenzie Insurance Agency, Inc. based upon the premiums paid by H&E Equipment Services in 2002, 2003, and 2004. Alternatively, tell us why the disclosure is not required by Item 404 of Regulation S-K.

Response:

        The requested disclosure has been added on page 92 of Amendment No. 1.

Description of Capital Stock, page 89

36.
Expand the disclosure under "Preferred Stock" on page 89 to indicate whether the board of directors has any intent to authorize shares of preferred stock.

Response:

        The Company respectfully refers the Staff to the disclosure on the second paragraph of page 93 of Amendment No. 1 in which the Company states that after completion of the offering and the Reorganization Transactions, the Company expects that there will be no shares of preferred stock outstanding.

Description of Indebtedness, page 93

37.
Describe in detail the amended senior secured credit facility's financial covenants. Alternatively, cross reference to disclosure in MD&A.

Response:

        The Company has revised its disclosure as appropriate on pages 59 and 98 of Amendment No. 1.

Shares Eligible for Future Sale, page 96

38.
Confirm that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreement to permit those persons to resell their shares before the lock-up period's expiration. Also describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by those persons before the lock-up period's expiration.

Response:

        The Company has been informed by the lead underwriters that there are no agreements or understandings between the underwriters or the persons subject to the lock-up and that the underwriters do not currently anticipate any circumstances under which they would waive the lock-up. However, the lead underwriters have informed the Company that the release of any lock-up would be considered on a case-by-case basis. In considering any request to release shares covered by a lock-up agreement, such underwriters would consider, among other factors, the particular circumstances surrounding the request, including but not limited to the number of shares requested to be released, market conditions, the possible impact on the market for the Company's common stock, the trading price of the Company's common stock, historical trading volumes of the Company's common stock, the reasons for the request and whether the person seeking the release is one of the Company's officers or directors.

Underwriting, page 101

39.
We note disclosure of a directed share program on page 102. Indicate the amount of shares reserved for the program, and provide us a copy of the materials that you sent or plan to send to directed share program participants.

  •
  We note the disclosure in the last paragraph on page 103. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares. Describe their procedures to us or confirm that our Office of Chief Counsel has reviewed the procedures without objection.

Response:

        The Company has not yet determined which of Credit Suisse First Boston LLC or UBS Securities LLC will manage the directed share program. Copies of drafts of the directed share program materials of each institution are furnished supplementally for the Commission's review. The amount of shares reserved for the program has not yet been determined but will be inserted in the space reserved on page 106 of Amendment No. 1 when so determined.

        •    The Company has been informed by the lead underwriters that, as a courtesy to certain of their customers to whom a preliminary prospectus will be sent, the underwriters may distribute preliminary prospectuses electronically to certain of their customers. The underwriters will not accept indications of interest (other than UBS Securities LLC through its "New Issues" web-based client services site, as described below), offers to purchase or confirm sales electronically. To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933, as amended, has been prepared and filed with the Commission.

        Credit Suisse First Boston LLC has informed the Company that it plans to post the preliminary prospectus and the final prospectus on the "Equity New Issues US" portion of its external website. Please note, however, that Credit Suisse First Boston LLC has informed the Company that it will not rely on such availability to satisfy its prospectus delivery requirements. The Company has been informed by Credit Suisse First Boston LLC that the procedures employed in connection with Credit Suisse First Boston LLC's electronic website posting of the prospectus were reviewed by the Staff in connection with the Google Inc. initial public offering dated August 18, 2004, as well as the Spirit Finance initial public offering dated December 15, 2004. Moreover, screen shots of both the posting of the Google preliminary prospectus and the Spirit Finance preliminary prospectus on the "Equity New Issues US" portion of Credit Suisse First Boston LLC's external website were cleared by the Staff. Neither Credit Suisse First Boston LLC's procedures with respect to "Equity New Issues US" nor the appearance of the screen shots have changed since they were cleared by the Staff in the aforementioned transactions.

        UBS Securities LLC has informed the Company that it intends to make the preliminary prospectus available to certain of its customers through "New Issues," a section of the UBS Investment Bank Client Portal that is part of UBS Securities LLC's web-based client services site. UBS Securities LLC has informed the Company that it will accept indications of interest from those certain customers through "New Issues" but will not accept offers to purchase or confirm sales through any of its websites in connection with the offering. The "New Issues" section is separate from UBS Securities LLC's publicly available website as access to "New Issues" is password-protected. UBS Securities LLC customers may obtain password access to "New Issues" upon request. UBS Securities LLC currently limits access to "New Issues" in the United States to institutional customers that are "qualified institutional buyers" under Rule 144A. "New Issues" contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page. The offering summary page will contain Rule 134 information pertaining to the offering, a hyperlink to the preliminary prospectus and other non-offering related information (such as administrative or logistical information). In some cases, the offering summary page will also contain a link to the offering road show. The preliminary prospectus will be in Adobe PDF format, and a link will be available on the page to download the required viewer. The Company has been informed by UBS Securities LLC that Ms. Kristina Schillinger, Esq. of the Securities and Exchange Commission reviewed UBS Securities LLC's electronic offering procedures without objection in the spring of 2001.

        In addition, the Company has been informed by the underwriters that, in addition to distributing preliminary prospectuses electronically through their maintained websites, they may send preliminary prospectuses via email as a courtesy to certain of their customers to whom they are concurrently sending a prospectus in hard copy.

        The Company does not intend to use any forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format.

        Please note that Amendment No. 1 contains disclosure on page 107 that certain of the underwriters may distribute prospectuses electronically.

40.
If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to the comment immediately above, supplement promptly your response to identify those members and provide us a similar description of their procedures. Also include a brief description of any electronic distribution in the prospectus.

Response:

        The Company confirms that if it becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions, it will supplement promptly its response to the issues raised in the second part of comment 39 above, and identify those members and provide the Staff a similar description of their procedures.

41.
Tell us whether you or your underwriters have any arrangements with any third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us a copy of any written agreement. Also provide us copies of all information concerning the issuer or the prospectus that has appeared on the third party's website. If you enter subsequently into any such arrangement, supplement promptly your response.

Response:

        The Company does not have any arrangements with a third party to host or access the preliminary prospectus on the Internet. In addition, the Company has been advised by the lead underwriters that the underwriters do not have any arrangements with a third party to host or access the preliminary prospectus on the internet, other than in connection with plans to conduct an internet roadshow through Yahoo! Inc. (www.netroadshow.com). The Company has been informed that while the underwriters have contracted with these service providers to conduct an internet roadshow, the purpose of these contracts is not specifically to host or access the preliminary prospectus, but rather to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on the web site. The Company has been informed by the lead underwriters that in accordance with the agreements, Yahoo! Inc. will make the road show available only to those investors who have been provided with a password from the underwriters. An investor who is given the password may access the road show during a one-day period and will not be able to download, copy or print any portion of the road show transmission other than the preliminary prospectus. In addition, the Company understands that Yahoo! Inc. has informed the underwriters that they conduct internet roadshows in accordance with the Private Financial Network No-Action Letter, received from the Commission on March 12, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows.

        Credit Suisse First Boston LLC has informed the Company that it intends to make the preliminary prospectus and the final prospectus available to certain of its customers on the "Equity New Issues US" portion of its external website, as described in more detail in the response to the second part of comment 39 above.

        In addition, UBS Securities LLC has informed the Company that it intends to make the preliminary prospectus available to certain of its customers through "New Issues," a section of the UBS

Investment Bank Client Portal that is part of UBS Securities LLC's web-based client services site. The "New Issues" section is separate from UBS Securities LLC's publicly available website as access to "New Issues" is password-protected. UBS Securities LLC customers may obtain password access to "New Issues" upon request, as described in more detail in the response to the second part of comment 39 above.

Where You Can Find More Information, page 105

42.
Delete the language that statements contained in the prospectus about the contents of any agreement or other document "are not necessarily complete" and are "qualified in all respects." Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements "are not necessarily complete," disclose that all material provisions of the agreement or other document are discussed in the prospectus.

Response:

        The Company respectfully notes that it has not stated that these agreements or documents are incorporated by reference into Amendment No. 1. Although the disclosure in the prospectus with respect to such agreements or documents conforms with the requirements of the Commission, and may not in all cases require that all material provisions of all such agreements be disclosed in the prospectus. Furthermore, this customary reference is designed to guide those investors interested in more details with regard to any particular document to the actual document itself.

H&E Equipment Services LLC December 31, 2004 Financial Statements

(2) Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

43.
We note other revenues consist primarily of billings to customers for rental equipment delivery and damage waiver charges. Please expand your disclosures to clarify how you recognize such other revenues. In this regard, we also note your disclosure on page 40 that you recognize revenue for support services at the time you generate an invoice for such services. Confirm that the invoice would only be generated after the services have been provided; otherwise tell us how your accounting is appropriate under generally accepted accounting principles.

Response:

        The requested disclosure has been added on page 42 and on page F-8 of Amendment No. 1.

44.
You indicate on page 40 that you acquire a portion of your used equipment for your Used Equipment Sales Segment through trade-ins from your equipment customers. Please expand your disclosures to address your obligations under any trade-in agreements you may have and how you account for trade-ins. Refer to EITF 00-24 and FIN 45 and address any other literature you relied on.

Response:

        The disclosure has been revised as appropriate on page 42 of Amendment No. 1.

Rental Equipment, page F-9

45.
You state that your rental fleet is held for sale at all times and is not transferred to inventory held for sale prior to disposal. Please clarify for readers whether this statement means that you follow the held for sale model or held for use model of SFAS 144. Refer to paragraphs 25-26 and 47-48 of SFAS 144.

Response:

        The requested disclosure has been added to page F-9 of Amendment No. 1.

Recent Accounting Pronouncements, page F-13

46.
Please clarify for readers when you expect to adopt SFAS 123R, and explain how you determined that its adoption is not expected to have any impact on your reported results of operations given the Stock Incentive Plan you intend to implement prior to the consummation of the offering, as discussed on pages 77-79.

Response:

        The disclosure has been revised as requested on pages 61-62 and page F-13 of Amendment No. 1.

Eagle High Reach Equipment, Inc. Financial Statements

Independent Auditor's Report, page F-61

47.
Please revise the audit report to identify the city and state where issued, in accordance with Rule 2-02(a)(3) of Regulation S-X.

Response:

        The requested revision has been made to the audit report on page F-61 of Amendment No. 1.

Note 2—Restructuring—Debt Resolution Agreement and Note 4—Revolving Note Payable

48.
You indicate that the Company estimated that the fair value of the 50% interest in Eagle LLC was $8.8 million. Clarify why, then, as a result of the sale of the ownership of Eagle LLC to SBN, the company transferred $4,986,873 to minority interest. Specifically address how you determined the fair value of Eagle LLC and what the $4,986,873 represents. With regard to the fair value of Eagle LLC, help us to understand how the fair value of Eagle LLC relates to the $53 million estimated purchase price to be paid by H&E Equipment Services for Eagle High Reach Equipment, Inc. (Eagle). In this regard, we note that as a result of the Debt Resolution Agreement, Eagle transferred its principle operating assets and liabilities, including operating leases to Eagle LLC and then transferred 50% ownership of Eagle LLC to retire certain of its debt obligations.

Response:

        The disclosure in Note 2 has been revised as appropriate.

        Eagle has informed the Company as follows:

          Eagle High Reach Equipment, Inc. ("Eagle Inc.") retained control of Eagle LLC and accordingly, since there was no change in control, the 50 percent minority interest recorded ($4,986,873) represented 50 percent of the net assets of Eagle LLC at the date of sale.

          Eagle Inc.'s estimate of the fair value of the 50% interest in Eagle LLC was based on an independent appraisal of the fair value of the Company's operating assets which were transferred to Eagle LLC. The appraisal was prepared by an independent appraiser. The fair value of the assets transferred were determined as follows:

Fair value of assets transferred per independent appraisal	38,600,000
Less cash borrowed by Eagle LLC and transferred to Eagle Inc. prior to the sale of 50% of the LLC	(21,000,000)

Fair value of Eagle LLC	$17,600,000

Fair value of 50% ownership of Eagle LLC	$8,800,000

          The formula-based purchase price (which, based on Eagle Inc.'s June 30, 2005 financial results, is currently estimated to be approximately $53 million, including assumed indebtedness) to paid by H&E Equipment Services is a current valuation of Eagle Inc. as opposed to the fair value of assets per an independent appraisal completed while Eagle Inc. was still insolvent and before the restructuring.

49.
Clarify what the $3,813,126 restructuring charge recorded directly to retained earnings represents. Your Consolidated Statement of Stockholders' Equity (Deficit) refers to Note 2. However, it appears that this charge may also relate to the settlement of the $4,113,457 note receivable due from a major stockholder.

Response:

        The disclosure in Note 2 has been revised as appropriate.

        Eagle has informed the Company as follows:

          The $3,813,126 restructuring charge represents the difference between the fair value of the 50% ownership of Eagle LLC and the amount transferred to the minority interest, which represents 50% of the book value of Eagle LLC, as follows:

Fair value of 50% ownership of Eagle LLC	$8,800,000
Less amount transferred to minority interest	(4,986,873)

Credit to retained earnings	$3,813,127

  The settlement of the note receivable due from a major shareholder is unrelated to this credit to retained earnings.

50.
Reconcile your disclosures in Notes 2 and 4 with regard to the $21,000,000 borrowings under the line of credit from the Lender, the related payment of the $21,000,000 to Summitbridge, the transfer of 50% of Eagle LLC to Summitbridge, and the $13 million forgiveness of debt to your Statement of Cash Flows which reflects $40,611,400 cash payments on the revolving notes payable during the year ended June 30, 2005 and $41,462,775 cash proceeds from borrowings on revolving notes payable. These fiscal year 2005 cash payments and proceeds do not appear to agree to your footnote disclosures. Please clarify and ensure that only the cash portion of your financing activities is included in your cash flows from financing activities within your statement of cash flows.

Response:

        The consolidated statement of cash flows for the year ended June 30, 2005 has been revised on page F-65 to reflect actual borrowings and payments on revolving notes payable.

        Eagle has informed the Company as follows:

          The following analysis reconciles the disclosures in Notes 2 and 4, and borrowings and payments on revolving notes payable:

Total debt forgiven in connection with the restructure (Note 2)	$44,053,073
Less cash payment to SBN Eagle, LLC (Notes 2 and 4)	(21,000,000)
Less fair value of 50% ownership of Eagle LLC (Note 2; response to comment 48)	(8,800.000)
Less capitalized financing costs retired pursuant to retirement of debt (Note 2)	(761,832)

Gain recognized resulting from restructuring	$13,491,241

Consolidated Statement of Cash Flows:
Capitalized financing costs retired pursuant to retirement of debt	$761,832
Plus gain recognized resulting from restructuring	13,491,241

Debt restructuring per consolidated statement of cash flows	$14,253,073

Total payments on revolving notes payable:
SBN Eagle, LLC (Notes 2 and 4)	$21,000,000
Bank of America	16,802,225

Total payments on revolving notes payable per Consolidated Statement of Cash Flows	$37,802,225

Proceeds from borrowings on revolving notes payable:
Bank of America	$38,335,796
Summitbridge Financial	317,804

Total proceeds per consolidated statement of cash flows	$38,653,600

Note 14—Prior Period Adjustments, page F-80

51.
Expand your disclosures regarding your June 30, 2004 adjustments to better clarify the nature of the adjustments that were necessary. In this regard, clarify what you mean by "... the Company incorrectly presented rental fleet write down, property tax and sales tax expense and other administrative expenses on its rental fleet equipment and write down of inventories in the consolidated statement of operations."

Response:

        The disclosure in Note 14 has been revised as requested on pages F-80 and F-81 of Amendment No. 1.

Exhibits

52.
We note that you intend to file by amendment numerous exhibits, including the underwriting agreement and the legality opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement's effectiveness.

Response:

        The Company notes the Staff's comment and acknowledges that the Company will file all necessary exhibits in a pre-effective amendment giving the Staff sufficient time to review such exhibits.

Exhibit 10.1

53.
Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file all of the exhibit's attachments, revise to file all of the exhibit's attachments.

Response:

        The Company has filed the exhibits and annexes to the credit agreement as exhibits to Amendment No. 1. However, the Company has not filed the schedules since they are outdated and do not contain information which is material to an investment decision. The Company will supplementally provide a copy of any such schedule to the Staff upon request.

Undertakings, page II-7

54.
Provide the undertaking specified by Item 512(f) of Regulation S-K.

Response:

        The requested undertaking has been added on page II-7 of Amendment No. 1.

Signatures

55.
H&E Equipment Services' controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the registration statement. See the instructions for signatures on Form S-1, and revise.

Response:

        The Company has revised page S-1 of Amendment No. 1 accordingly.

Form 10-K for the year ended December 31, 2004 and Forms 10-Q for the periods ended March 31, 2005 and June 30, 2005

Item 9A and 4. Controls and Procedures

56.
You state that there were no significant changes in your internal controls over financial reporting that occurred during the fiscal year ended December 31, 2004 and the quarters ended March 31, 2005 and June 30, 2005 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting. If true, please confirm in your response that there have been no changes in your internal control over financial reporting that occurred during the period covered by your report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K. Revise your disclosures in future filings accordingly.

Response:

        The Company supplementally confirms that there have been no significant changes in its internal controls over financial reporting since June 30, 2005 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

If you have any questions, please feel free to contact Bonnie A. Barsamian by telephone at 212.698.3520 (or by facsimile at 212.698.3599), or the undersigned at 215.994.2737. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Brian D. Short

Brian D. Short

cc:	John M. Engquist Leslie S. Magee Bonnie A. Barsamian, Esq. Kirk A. Davenport II, Esq. Dennis Lamont, Esq.